Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purpose of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including interest of deposits, FHLB advances, subordinated debentures, repurchase agreements, notes payable and other interest expense. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. The Company had no preferred shares outstanding before the Series A Preferred Shares issuance in January 2009.

	For the Three Months Ended March 31,				For the Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
Earnings before income taxes	$1,691		$852		$4,805		$(3,099)		$1,418		$(37,609)		$9,898
Fixed charges:
Interest expense of deposits	1,063		1,423		5,091		7,183		10,535		15,376		14,058
Interest expense of FHLB advances	393		412		1,606		2,394		2,848		3,131		3,188
Interest expense of subordinated debentures	212		195		770		817		1,295		1,748		1,791
Interest expense of repurchase agreements	5		11		33		70		132		548		941
Interest expense of notes payable	—		—		—		—		108		947		318
Interest expense of other	—		1		—		—		—		30		75

Total fixed charges	1,673		2,042		7,500		10,464		14,918		21,780		20,371
Preferred dividends	290		290		1,159		1,159		940		—		—

Earnings	$3,654		$3,184		$13,464		$8,524		$17,276		$(15,829)		$30,269

Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	1.86	x	1.37	x	1.55	x	0.73	x	1.09	x	(0.73	) x	1.49	x
Excluding interest on deposits	2.88	x	1.94	x	2.35	x	0.30	x	1.27	x	(4.87	) x	2.57	x